UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 000-55716

Trilogy International Partners Inc.
(Translation of registrant's name into English)

155 108th Ave NE, Suite 400, Bellevue, Washington 98004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 to this report on Form 6-K shall be deemed to be filed and incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-218631 and File No. 333-251323) and Registration Statement on Form F-10 (File No. 333-233287) and to be a part of each thereof from the date on which said exhibit is filed with this report, to the extent not superseded by documents subsequently filed or furnished.

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Material Change Report dated June 11, 2021

99.2	Indenture dated as of June 7, 2021 relating to the 8.875% Senior Secured Notes due 2023 of Trilogy International South Pacific LLC and TISP Finance, Inc.

99.3	Amended and Restated Note Purchase Agreement, dated as of June 7, 2021, by and among Trilogy International South Pacific LLC, Trilogy International South Pacific Holding LLC, Alter Domus (US) LLC, as Administrative Agent and Collateral Agent, and the purchasers listed on Schedule 2.01 thereto

99.4	Second Supplemental Indenture, dated as of May 20, 2021, to the Indenture dated as of May 2, 2017 relating to the 8.875% Senior Secured Notes due 2022 of Trilogy International Partners LLC and Trilogy International Finance Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trilogy International Partners Inc.
(Registrant)

Date: June 11, 2021	By:	/s/ Erik Mickels
Erik Mickels
	Title:	Senior Vice President and Chief Financial Officer